

July 26, 2011

Art A. Garcia
Executive Vice President and Chief Financial Officer
Ryder System, Inc.
11690 N.W. 105th Street
Miami, FL 33178

> **Re:** **Ryder System, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 15, 2011**
> **File No. 001-04364**

Dear Mr. Garcia:

We have reviewed your response letter dated July 8, 2011 and have the following comments.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings or by further advising us as appropriate. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Consolidated Statements of Earnings, page 63

1. Refer to your response to our prior comment 6. You state the staff previously addressed the company providing separate disclosure of revenues and cost of sales on the consolidated statement of earnings. In this regard, the staff in comment 2 in our October 21, 2002 comment letter addressed the segregation of revenues between sales of products and services on the consolidated statement of earnings. Please note the comment did not address the segregation of leasing (rental) revenues on the consolidated statement of earnings.

   It appears the primary purpose of your "full service leasing" arrangement is the leasing of vehicles. In this regard, the full service contract begins with the leasing (rental) of a vehicle and the other services would not occur absent the lease (rental) of the vehicle. Therefore, it appears the services provided in this specific bundled arrangement are ancillary and complement the primary leasing (rental) activity. As such, we cannot concur that all revenues in this arrangement should be considered solely a "service" activity.

There are a number of situations where different elements of revenue producing activities are bundled within an integrated contract or arrangement. Some companies sell a product and provide a service for installation, repairs, extended warranty, etc. relating to the product sold. Others may primarily provide a service (e.g., repairs) and also sell products as part of their primary service activity. In addition, another example cited in Topic 11-L of the Staff Accounting Bulletins provides separate revenue producing activities within one integrated arrangement.

Although an integrated arrangement may contain several revenue producing components, the guidance in Rule 5-03(b)(1) of Regulation S-X does not specifically provide that an integrated revenue producing arrangement is viewed solely as one type of activity. The substance of each of the revenue producing components (and not whether the contract is separate or integrated) should guide whether disaggregated financial information should be presented in the consolidated financial statements. Therefore, we believe the amounts that can be attributed to each of the various revenue producing components (as separately cited in the above rule) should be presented on a separate and disaggregated basis of revenues on the face of the consolidated statement of earnings to the extent that each of these separate components (leasing (rental) and services) exceed 10% of your total consolidated revenues. In addition, the direct costs and expenses associated with your leasing (rental) and service activities should also be separately presented in the consolidated statement of earnings pursuant to Rule 5-03(b)(2) of Regulation S-X. Please re-evaluate the leasing (rental) and service activity components and revise accordingly.

2. Refer to your response to our prior comment 7. It appears that the aggregate of fuel services revenue and subcontracted transportation revenue is material to your total consolidated revenues, and that fuel services revenue is material to the total revenues of your Fleet Management Services segment and that subcontracted transportation revenue is material to the total revenues of your Supply Chain Services segment. On this basis, it is not clear why presenting these revenues separately on the statement of earnings would give undue prominence to them. In this regard, the segment note in your GAAP consolidated financial statements already presents fuel services revenues on a separate basis. It is also not clear why separate presentation of these revenues would not contribute to understanding of your operations when you already quantify these items and provide a discussion of the nature of these revenues and their impact on your operations. It appears that a separate presentation of these revenues on the consolidated statement of earnings, rather than presenting a non-GAAP measure in MD&A, may provide readers with additional clarity and transparency on their impact and associated changes. Please re-evaluate and advise accordingly.

Please contact Doug Jones at 202-551-3309 or Joe Foti at 202-551-3816 if you have any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief